UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

9 December 2025

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

Exchange release

9 December 2025

BHP enters into a US$2 billion infrastructure agreement with Global Infrastructure Partners on WAIO inland power

BHP has entered into a binding agreement with Global Infrastructure Partners (GIP), a part of BlackRock, in relation to BHP’s share of Western Australia Iron Ore’s (WAIO) inland power network (the Agreement).

WAIO comprises four main joint ventures in the Pilbara region of Western Australia. BHP holds an 85% interest in WAIO. Under the Agreement, a trust entity will be established that is 51% owned and controlled by BHP and GIP will provide US$2 billion in funding for a 49% stake. BHP will pay the entity a tariff linked to BHP’s share of WAIO’s inland power over a 25-year period.

Under the Agreement, BHP retains full operational control of WAIO including its inland power infrastructure. The Agreement does not affect BHP’s existing joint venture agreements or BHP’s obligations under its agreements with the State of Western Australia or affect ownership of any WAIO assets (including the WAIO inland power infrastructure). WAIO will continue to plan and execute its long-term strategy focused on increasing iron ore production to 305 million tonnes per annum, supported by targeted investments, while retaining optionality for future growth.

Net proceeds will be incorporated into and evaluated in accordance with our capital allocation framework.

Completion is expected towards the end of FY2026, subject to certain regulatory approvals including Foreign Investment Review Board approval.

BHP Chief Executive Officer, Mike Henry

“We are pleased to partner with GIP on this arrangement that enables BHP to access capital and maintain operational and strategic control of a critical part of WAIO’s infrastructure.”

BHP Chief Financial Officer, Vandita Pant

“This arrangement is an example of BHP’s disciplined approach to capital portfolio management. It strengthens our balance sheet flexibility, supports long-term value creation and enhances BHP’s shareholder value.”

About GIP

Global Infrastructure Partners, a part of BlackRock, is an infrastructure investor with approximately US$189 billion in assets under management across the energy, transport, digital infrastructure, and water and waste management sectors. For more information, visit www.global-infra.com

Authorised for release by Stefanie Wilkinson, Group Company Secretary.

BHP Group Limited ABN 49 004 028 077

Contacts

Media	Investor Relations

media.relations@bhp.com	investor.relations@bhp.com

Australia and Asia	Australia and Asia

Gabrielle Notley	John-Paul Santamaria
+61 411 071 715	+61 499 006 018

Europe, Middle East and Africa	Europe, Middle East and Africa

Amanda Saunders	James Bell
+44 7887 468 926	+44 7961 636 432

North America	Americas

Megan Hjulfors	James Bell
+1 403 605 2314	+44 7961 636 432

Latin America

Renata Fernandez
+56 9 8229 5357

BHP Group Limited

ABN 49 004 028 077
LEI WZE1WSENV6JSZFK0JC28
Registered in Australia
Level 18, 171 Collins Street
Melbourne
Victoria 3000 Australia
Tel: +61 1300 55 4757 Fax: +61 3 9609 3015
BHP Group is headquartered in Australia

bhp.com

BHP Group Limited ABN 49 004 028 077

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: 9 December 2025	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group General Counsel and Group Company Secretary